EXHIBIT 99.1

PRESS RELEASE

BANRO ANNOUNCES US$125 MILLION DEBT FINANCING

Toronto, Canada – February 6, 2012 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX – “BAA”; TSX – “BAA”) is pleased to announce that it intends to proceed with a brokered private placement debt offering for gross proceeds of up to US$125 million.  This financing will involve an offering of units, with each such unit to be comprised of US$1,000 principal amount of senior notes due 2017 and one warrant to purchase common shares in the capital of the Company.  Details of the offering will be determined in the context of the market.

The net proceeds from the offering will be used for the development of the Company’s Namoya project and general corporate purposes.  The offering is expected to close in late February 2012.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States or to or for the account or benefit of a U.S. Person (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States or any other jurisdiction.  In addition, the Units may only be offered and sold in Canada pursuant to an exemption from the prospectus requirements of Canadian securities laws.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo  (the “DRC”). Led by a proven management team with extensive gold and African experience, Banro’s plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders. All business activities are followed in a socially and environmentally responsible manner.

For further information contact:
Simon Village, CEO & Chairman, United Kingdom, Tel: +44 1959 575 039,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938, info@banro.com

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation,  statements regarding the completion and timing of the offering, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential  mineral resources and mineral reserves, projected timing of future gold production and the Company’s exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the need to negotiate and execute an underwriting agreement and related documents; need for continued cooperation of the underwriters; need to successfully market the offering; need for regulatory and stock exchange approvals; satisfaction of conditions to closing; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; failure to establish estimated mineral reserves or mineral resources; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company’s activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.